Exhibit 99.1

Kitov to Present Phase 1 Data on CM-24 in Patients with Advanced Cancer at American
Society of Clinical Oncology 2020 Virtual Scientific Program

Company Expects to Initiate Phase 1/2 Clinical trial, in Collaboration with Bristol Myers Squibb, with CM-24 in Combination with nivolumab (Opdivo®) in Second Half of 2020

TEL AVIV, Israel, May 14, 2020 -- Kitov Pharma Ltd. (“Kitov”) (NASDAQ/TASE: KTOV), a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, today announced that the positive results of a previously reported Phase 1 trial of CM-24, a monoclonal antibody targeting CEACAM1, a novel immune checkpoint that supports tumor immune evasion and survival through multiple pathways, in patients with advanced cancer will be presented in a poster presentation at the American Society of Clinical Oncology (ASCO) 2020 Virtual Scientific Program.

The presentation, titled, “Abstract 3094: A phase 1, open-label, multicenter, single-dose escalation and multi-dose study of a monoclonal antibody targeting CEACAM1 in subjects with selected advanced or recurrent malignancies,” includes the positive results of a Phase 1 study consisting of a monotherapy dose escalating IV administration of CM-24, administered every two weeks, in 27 patients with advanced malignancies. CM-24 was found to be safe and well-tolerated in all patients, with no discontinuations of study drug or dose limiting toxicities (up to 10mg/kg). In the efficacy evaluable patients (n=24), subjects were highly refractory to therapy, having received between two and seven prior therapies (median of 4). Eight patients (33%) achieved stable disease, with most patients responding at the higher dose levels of 3mg/kg and 10mg/kg. Pharmacokinetic analysis revealed non-linearity, and modeling suggested a dose of 20mg/kg administered every two weeks as the recommended next Phase 2 evaluation.

“These Phase 1 results are encouraging and indicate that CM-24 at higher doses warrants further evaluation in a larger clinical study, and we are proud to be able to present them as a poster at ASCO 2020” said Isaac Israel, Chief Executive Officer of Kitov. “Importantly, PK modelling suggests that higher doses of CM-24 of up to 20mg/kg administered every two weeks would be required for target saturation. We look forward to the anticipated initiation of our planned Phase 1/2 clinical trial to evaluate the combination of CM-24 with the PD-1 inhibitor, nivolumab (Opdivo®), which will be conducted in collaboration with Bristol Myers Squibb, in the second half of this year.”

Presentation Details:

Title:	Abstract 3094: A phase 1, open-label, multicenter, single-dose escalation and multi-dose study of a monoclonal antibody targeting CEACAM1 in subjects with selected advanced or recurrent malignancies
Date:	May 29, 2020
Time:	8:00 a.m. ET
Location:	ASCO Meeting Library

About Kitov Pharma

Kitov Pharma (Kitov Pharma Ltd.; NASDAQ/TASE: KTOV) is a clinical-stage company focusing on advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, to create successful long-lasting treatments for people with cancer. Kitov’s oncology pipeline includes NT-219 and CM-24. NT-219 is a small molecule targeting the novel cancer drug resistance pathways IRS1/2 and STAT3. Kitov is currently advancing NT-219 in combination with cetuximab as a third-line or second-line treatment option for the treatment of recurrent and metastatic squamous cell carcinoma of head & neck cancer (SCCHN), as well as a single agent monotherapy treatment in patients with advanced solid tumors in a planned phase 1/2 study. CM-24 is a monoclonal antibody blocking CEACAM1, a novel immune checkpoint that supports tumor immune evasion and survival through multiple pathways. Kitov plans to advance CM-24 as a combination therapy with anti-PD1 checkpoint inhibitors in selected cancer indications in a phase 1 study followed by a phase 2 for the treatment of non-small cell lung cancer NSCLC and pancreatic cancer. Kitov has entered into a clinical collaboration agreement with Bristol Myers Squibb Company (BMY) for the planned Phase 1/2 clinical trials to evaluate the combination of CM-24 with the PD-1 inhibitor nivolumab (Opdivo®). Kitov is also the owner of Consensi™, a fixed-dose combination of celecoxib and amlodipine besylate, for the simultaneous treatment of osteoarthritis pain and hypertension which was approved by the FDA for marketing in the U.S in May 2018 and is expected to be launched in the U.S. during 2020 by its partner Coeptis Pharmaceuticals. Kitov has also partnered to commercialize Consensi in China and South Korea. The company is headquartered in Tel Aviv, Israel. For more information, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov’s Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: different results from the expected benefits, synergies and costs of the acquisition of FameWave by Kitov; management plans relating to the transaction; the plans, strategies and objectives of management for future operations; product development for NT219 and CM-24; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing; the process by which early stage therapeutic candidates such as NT219 and CM-24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2018 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov

Company Contact

Gil Efron

Deputy CEO & Chief Financial Officer

IR@kitovpharma.com

+972-3-933-3121 ext. #105

Investor Relations Contact:

Chuck Padala

chuck@lifesciadvisors.com

+1 646-627-8390